UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: April 12, 2023

EXPLANATORY NOTE

Exhibit 99.2 to this Current Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Lufax Holding Ltd (File No. 333-271209), and shall be a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 99.1—Press Release—Lufax Holding Ltd Announces Results of Extraordinary General Meeting

Exhibit 99.2—Sixth Amended and Restated Memorandum of Association and Ninth Amended and Restated Articles of Association

Exhibit 99.3—English Translation of Amended and Restated Phase I Share Incentive Plan

Exhibit 99.4—English Translation of Amended and Restated 2019 Performance Share Unit Plan